UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
							October 4, 2004

via U.S. mail

Mr. J. David Dyson
General Counsel, Vice President and Corporate Secretary
Gold Kist Inc.
244 Perimeter Center Parkway, N.E.
Atlanta, Georgia  30346


Re:	Gold Kist Inc.,
	Form S-4 filed September 30, 2004
File No. 333-119393


Dear Mr. Dyson:

	We have limited our review of your filing to Item 4 of the Form
S-4, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the forepart of the prospectus quantify the underwriter`s overallotment.

2. Throughout the document where you refer to the "supplemental distribution," please revise disclosure to refer to that term as the
"supplemental stock distribution" to members.

3. Explain to us whether members will receive an updated patronage equity reports (filed as exhibit 99.99 in the original S-4), illustrating what members will receive based on the new IPO assumptions of $11 per share and 12 million shares. If you do not plan to send updated patronage equity reports, tell us why.

Letter to Gold Kist Members

4. Briefly restate the minimum IPO conditions for the conversion to become effective. We note the disclosure on pages 28-29 of the original prospectus. Explain why you do not believe that a new vote is required even though you are not able to conduct the IPO of 18 million shares at $15.

5. The disclosure in the second paragraph, as well as other parts of
the supplement, suggest that the pricing terms are finalized. However, disclosures elsewhere suggest that that is only an estimate.
If the latter is correct, where you refer to the revised
assumptions
of $11.00 per share at 12 million shares throughout the
prospectus,
clearly state that these terms are not finalized and that they may change based on the closing of the IPO. Please revise disclosure on
pages S-3 and S-7 accordingly.   You should provide a reasonably
narrow price range for the IPO shares. For example, provide disclosure based on a range of $10-12 per share.

6. Explain whether the supplemental stock distribution will create unexpected tax consequences for members.

7. Indicate that Pilgrim`s Pride reiterated their offer but that the
Board decided again not to pursue that offer.

8. Where you state that the supplemental distribution will not affect in any way the amount of cash that will be distributed in the redemption and the conversion, indicate that some of the cash for the distribution will now be coming from Gold Kist`s available cash on hand.

9. Explain why you registered the additional shares under the supplemental stock distribution. In this regard, explain why you indicate that you are providing the S-4 for informational purposes only.

10. In the last paragraph, specify that you are not asking the members to vote again.

Cautionary statement regarding forward-looking statements, page S-
2

11. Please move this disclosure to another section of the prospectus, preferably to the end of the prospectus, after the presentation of material disclosure.


Questions and Answers, page S-3

12. Explain why no further vote is required for this transaction and why members are not being asked to take any action.

What will I receive as a result of the supplement to the plan of conversion?

13. Clarify for members whether the supplemental number of shares you are distributing to them may exceed the 6 million shares and, if so, why.

14. Disclose that members will be restricted from selling their shares for between 180 to 360 days following completion of the proposed IPO.

Other than the supplemental distribution, are there any other changes to what Gold Kist`s members will receive under the plan of conversion?

15. Add subheadings the disclosure on page S-4 for the presentation of information under the IPO at $15 per share and for the current estimated offering price of $11 per share.


How will the changes in the proposed initial public offering affect
New Gold Kist?

16. To clearly set forth for the members the differences in the IPO, provide a table with two columns showing the amounts in the original offering and the current offering. Include also the cash proceeds to
New Gold Kist, the amount of debt to be repaid and the resulting available cash balance.

The supplemented plan of conversion, page S-6

      What you will receive in the redemption and conversion, page
S-
6

17. Where you describe the use of $88 million of the gross proceeds from the initial public offering and cash on hand by New Gold
Kist,
indicate the amount from gross proceeds and the amount from cash on hand.

18. The table as presented at the top of page S-7 is difficult to follow and confusing. First, if you are no longer offering 18 million shares in the IPO but are showing those rows only for comparison purposes, provide a division in the table that makes that clear. Second, add rows reflecting the possible ranges of the revised IPO whereby it would still meet the conditions set forth on pages 28-29 of the original prospectus. Third, revise and reconstruct the columns so that they read, going from left to right, as follows:
* Number of shares
* Price per share
* Gross proceeds
* Gross proceeds retained by New Gold Kist
* Value of shares being received by the members in the aggregate distribution (not including the supplemental distribution)
* Cash being received by members
* Additional distribution to members based on members` interests
* Value of shares of the supplemental distribution to members.

19. Expand footnote 4 to clarify that this represents stock and cash and explain how that breakdown will be determined.

Additional distribution, page S-7

20. If the IPO price is not fixed at $11, add rows to this table as appropriate to reflect the range of prices. Comply with this comment in the table regarding the supplemental stock distribution as well.

21. Provide disclosure comparable to that in footnote in the prior table.

Initial public offering, page S-8

22. Add a column to the table at the bottom of page S-8 that assumes the sale of 12 million shares at $11.00 as of March 27, 2004 so that members can see the difference on what they originally voted upon.

Background of the Conversion, page S-9

23. Disclose the identity of the industry participant and state that
Pilgrim`s Pride reiterated their offer on September 24, 2004. Disclose the reasons why the board decided not to pursue the offer.
Regarding your discussions with your financial and legal advisors, provide the disclosure required by Item 1015 of Regulation M-A.

24. Clarify how the most recent proposal was "substantially identical" to the previous offer and explain any ways in which it differs.

25. Explain why the Board determined that it was in the best interests of new Gold Kist and its equity holders to complete the conversion and IPO rather than pursue the Pilgrim`s Pride offer.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct questions concerning these comments to Johanna Losert at (202) 942-2931 or, in her absence to the Timothy
Levenberg,
Special Counsel, at (202) 942-1865.   Direct all correspondence to
the following ZIP code:  20549-0405.


      Sincerely,



      H. Roger Schwall
      Assistant Director





cc:	Harvey Hill
	Dennis Garris
      Scott Ortwein
      Justin Howard
	Alston & Bird LLP
	(via fax: 404-253-8376)

	Johanna Losert
	Timothy Levenberg
Michele Anderson
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Gold Kist Inc.
October 4, 2004
page 6